Item 77C - SunAmerica Income Funds

On October 16, 2014, a Special Meeting of Shareholders was held to consider a proposal to approve an Agreement and Plan of Reorganization pursuant to which the SunAmerica GNMA Fund, a series of the Registrant, would transfer all of its assets to the SunAmerica U.S. Government Securities Fund, also a series of the Registrant, in exchange solely for the assumption of Class A, Class B and Class C shares of the SunAmerica U.S. Government
Securities Fund, which shares will be distributed by the SunAmerica GNMA Fund to the holders of its shares in complete liquidation thereof.

The proposal was approved and voting results of this Special
Meeting were as follows:

FOR			AGAINST			ABSTAIN
5,700,114		398,967			592,080